File No. 0-27884

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 6-K

## Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934



For the month of February, 2002

## Macronix International Co., Ltd.

No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China

[ Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___V___ Form 40-F ________.

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ________ No ___V___.

[ If " Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:________.]

(This Form 6-K has 26 pages, Exhibit index is on page 2)

# EXHIBIT INDEX

MXIC

**MACRONIX INTERNATIONAL CO., LTD.**

For the month of January 2002

This is to report (1) the trading of directors, supervisors, executive officers and 10% shareholders of Macronix International Co., Ltd. (The Company： "MXIC')(NASDAQ：MXICY) (2) the pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders of MXIC (3) outstanding units and shares of ADR and (4) outstanding amount of Convertible Bonds by MXIC for the month of January 2002.

(1) The trading of directors, supervisors, executive officers and 10% shareholders：

| *Title* | *Name* | *Number of shares held when elected (for Directors, Supervisors and Executive Officers) or as April 19, 2001(for 10% shareholders)* | *Number of shares held as December 31,2001* | *Number of shares held as January 31,2002* | *Changes* |
|---|---|---|---|---|---|
| Director and Vice President | Y. S. Tan | 3,550,979 | 4,871,872 | 4,802,872 | -69,000 |

(2) The pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders：None.

(3) Outstanding units and shares of ADR：

| *Outstanding units on December 31,2001* | *Outstanding shares on December 31,2001* | *Outstanding units on January 31,2002* | *Outstanding shares on January 31,2002* |
|---|---|---|---|
| 5,373,373.1 | 53,733,731 | 4,788,173.1 | 47,881,731 |

(4) Outstanding amount of Convertible Bonds

| *Convertible Bonds* | *Conversion Price* | *Outstanding Amounts on January 31,2002* |
|---|---|---|
| 0% Convertible Bonds Due 2003 | 25.7649 | US$80,000,000 |
| 1% Convertible Bonds Due 2005 | 45.4855 | US$158,922,000 |

MXIC

# MACRONIX INTERNATIONAL CO., LTD.

For the month of February 2002

This is to report (1) the acquisition of assets by MXIC and (2) the disposition of assets by MXIC for the month of February 2002.

(1) The acquisition of assets：

| *Date* | *Description of assets* | *Trade Quantity (Unit)* | *Purchase Price (Per Unit)* | *Trade Amount (NT$)* |
|---|---|---|---|---|
| 2002.02.07 | HSBC NTD Money Management Fund | 21,798,840.3 | 13.7622 | 300,000,000 |
| 2002.02.07 | President Home Run Bond Fund | 15,513,617.1 | 12.8919 | 200,000,000 |
| 2002.02.07 | High Yield Securities Investment Trust Fund | 22,650,740.68 | 13.2446 | 300,000,000 |

(2) The disposition of assets：

| *Date* | *Description of assets* | *Trade Quantity (Unit)* | *Sale Price (Per Unit)* | *Trade Amount (NT$)* | *Income / (Loss) (NT$)* |
|---|---|---|---|---|---|
| 2002.02.18 | President Home Run Bond Fund | 28,703,772.6 | 12.9032 | 370,370,519 | 370,519 |
| 2002.02.18 | Sheng Hua 1699 Bond Fund | 8,806,072.67 | 11.3699 | 100,124,166 | 124,166 |
| 2002.02.18 | HSBC NTD Money Management Fund | 21,798,840.3 | 13.7725 | 300,224,528 | 224,528 |
| 2002.02.18 | High Yield Securities Investment Trust Fund | 22,650,740.68 | 13.2584 | 300,312,580 | 312,580 |

**MACRONIX INTERNATIONAL CO., LTD.**

February 09, 2002

This is to report the changes or status of (1) Sales volume (2) funds lent to other parties (3) Endorsements and guarantees (4) Financial derivative transactions for the period of January 2002.

(1) Sales volume (NT$ : Thousand)

| *Time* | *Item* | *2002* |
|---|---|---|
| *January* | *Invoice amount* | 942,160 |
| *January* | *Net Sales* | 903,142 |

(2) Funds lent to other parties (NT$ : Thousand)

| | *Bal. As of period end* |
|---|---|
| *MXIC* | - |
| *MXIC's subsidiaries* | 1,643,120 |

(3) Endorsements and guarantees (NT$ : Thousand)

| | *Bal. As of period end* |
|---|---|
| *MXIC* | 3,300,224 |
| *MXIC's subsidiaries* | - |

(4) Financial derivatives transactions (NT$ : Thousand)

| | *Bal. As of period end* |
|---|---|
| *MXIC* | 4,460,491 |
| *MXIC's subsidiaries* | 4,544,800 |

MXIC

**MACRONIX INTERNATIONAL CO., LTD.**

Press Release
2002/2/4

Macronix International Co., Ltd. Successfully Completed US$140 million Convertible Bond Offering

Hsinchu, Taiwan, February 1, 2002 – MACRONIX (TAIEX:2337, NASDAQ:MXICY), the leading Taiwanese integrated circuit designer and producer, has raised US$140 million with an option to increase the issue size to US$169 million, to finance the purchase of machinery and equipment for its Fab III plant, through a convertible bond offering. The bookbuilding period was less than 10 hours as the issue was heavily oversubscribed, with demand in excess of US$600 million from global convertible accounts.

The convertible has a 20% premium that sets a new benchmark for Taiwanese convertibles representing the highest premium achieved by a Taiwanese issuer in 2002 to date. The 5 year convertible bonds are structured with an annual coupon of 0.50%, a yield to maturity of 3.55% or US Treasury plus 15bps and a 2.5 year put.

Miin Wu, President of Macronix, said "demand was excellent and we are delighted that investors responded to this transaction as enthusiastically as to our previous deals."

Deutsche Bank and Merrill Lynch are joint global co-ordinators and bookrunners for the offering.

MXIC

**MACRONIX INTERNATIONAL CO., LTD.**

Press Release
2002/2/7

Macronix 2001 Fourth Quarter Report

Taipei, Taiwan, February 7, 2002 – Macronix International Co., Ltd. ("Macronix" or "the Company") (TAIEX: 2337, NASDAQ: MXICY), today held the 2001 fourth quarter investor conference, disclosed its unaudited financial result for the fiscal year 2001, which was announced on January 28, in accordance with the Republic of China Securities and Futures Commission's requirement. The Company also reported the fourth quarter unaudited financial results.

For the fiscal year 2001, ended December 31, net sales were NT$21,360 million. Gross profit were NT$9,791 million, representing 45.8% gross margin. Operating income were NT$4,256 million, representing 19.9% operating margin. Non-operating expense were NT$4,206million. Income before tax were NT$50 million, income tax expense were NT$917 million. Net loss were NT$866 million, net loss per share were NT$0.26.

The Company's net sales for the fourth quarter were NT$4,324 million, declined by 15% in comparison with previous quarter and declined by 64% in comparison with the same period last year. Gross margin was 24%, operating margin was negative 8%. Non-operating expenses reached NT$2,513 million, net loss before tax were NT$2,877 million, with income tax expense of NT$457 million, the net loss were NT$ 3,334million, representing a net loss per share of NT$0.99. The net sales declined were caused by the cyclical down turn of global semiconductor industry, the contraction of consumer's spending and the weaker demands from major Japanese clients. The major reasons for the fourth quarter's net loss were the non-operating expense such as investment loss and the inventory write off expenses. As of December 31, the cash balance were NT$12,295 million, net inventory were NT$7,187million, decreased by NT$1,076million from the end of September. Debt to total assets ratio maintained at 39%, representing a sound financial strength.

Even the global semiconductor market experienced a decline of 35 percent together with weaker demands and price dropping pressure, The Company kept the long turn commitment on research and development, the R&D expense reached NT$3,331 million in 2001, accounted for 15.8% of net sales. Because of the valued-added total solutions, gross margin was 45.8%, among the top of semiconductor peer companies, and maintain the income before tax of NT$50 million when most of the semiconductor peer companies experienced a loss before tax.

The 2001 financial results need to be audited by CPA and are subject to approval by the Company' s Board of directors.

Public relations: Patrick Tang
TEL:035-786688

**MACRONIX INTERNATIONAL CO., LTD.**

Press Release
2002/2/20

# NOTICE TO BONDHOLDERS

## Macronix International Co., Ltd.
## US$ 150,000,000
## Zero Coupon Convertible Bonds Due 2003

"Notice of Consolidation Date and Suspension Period"

NOTICE IS HEREBY that the Board of Directors meeting will be held on March 6,2002. The Consolidation Date will be February 22,2002. The Conversion Right relating to the Bonds is suspended from the close of business on February 21 to the Record Date,2002.

# NOTICE TO BONDHOLDERS

## Macronix International Co., Ltd.
## US$ 200,000,000
## 1% Convertible Bonds Due 2005

"Notice of Consolidation Date & Suspension Period"

**NOTICE IS HEREBY that the Board of Directors meeting will be held on March 6,2002. The Consolidation Date will be February 22,2002. The Conversion Right relating to the Bonds is suspended from the close of business on February 21 to the Record Date,2002.**

**MXIC**

# MACRONIX INTERNATIONAL CO., LTD.

Press Release
2002/2/21

## NOTICE TO BONDHOLDERS

Macronix International Co., Ltd.
US$ 140,000,000
0.5% Convertible Bonds Due 2007

"Notice of Conversion Period"

NOTICE IS HEREBY that the Conversion period may be exercised starting from March 11,2002 to the Record Date, 2002.

# Macronix International Co., Ltd.

## 90年第四季法人說明會

2001 Q4 Investor Conference

7 February 2002



## Safe Harbor Statement

These presentations and discussions contain certain forward-looking statements with respect to the results of operation, financial condition and current expectation. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

Information as to those risk factors that could cause actual results to differ materially from those indicated by MXIC's forward-looking statements can be found in MXIC's Annual Report on Form 20F filed with the United States Securities and Exchange Commission on June 30, 2001

## Agenda

- Welcome — Miin Wu
- 4Q'01 Financial Results — Paul Yeh
- Remarks — Miin Wu
- Q&A — Miin Wu



## Financial Result - Income Statement

| NTD$M | 2001/Q4 * | 2001/Q3 | 2000/Q4 | Change QoQ | Change YoY |
|---|---|---|---|---|---|
| Net Sales Revenue | 4,324 | 5,086 | 11,857 | (15%) | (64%) |
| Gross Profit | 1,024 | 2,167 | 7,636 | (53%) | (87%) |
| Gross Margin% | 24% | 43% | 64% | (44%) | (63%) |
| Operating Expenses | 1,388 | 1,414 | 1,488 | (2%) | (7%) |
| Operating Income | (364) | 753 | 6,148 | (148%) | (106%) |
| Net Non-Operating Loss | (2,513) | (624) | (742) | 303% | 239% |
| Income Before Taxes | (2,877) | 129 | 5,406 | (2,329%) | (153%) |
| Income Taxes | (457) | (90) | (437) | 408% | 5% |
| Net Income | (3,334) | 39 | 4,969 | (8,626%) | (167%) |
| EPS | (0.99) | 0.01 | 1.51 | | |

'*' Unaudited financial statements

# Financial Result - Income Statement

| NTD$M | 2001 * | 2000 | Change YoY |
|---|---|---|---|
| Net Sales Revenue | 21,361 | 32,238 | (34%) |
| Gross Profit | 9,791 | 17,468 | (44%) |
| Gross Margin% | 46% | 54% | (15%) |
| Operating Expenses | 5,534 | 4,983 | 11% |
| Operating Income | 4,256 | 12,485 | (66%) |
| Net Non-Operating Loss | (4,206) | (1,573) | 167% |
| Income Before Taxes | 51 | 10,913 | (100%) |
| Income Taxes | (917) | (300) | 206% |
| Net Income | (866) | 10,613 | (108%) |
| EPS | (0.26) | 3.22 | |

'*' Unaudited financial statements



# Sales Breakdown by Product


EPROM 4%
SOC 10%
M.M. 9%
OTHER 1%
FLASH 15%
MROM 61%

2001 Q3

NTD$5,086M


EPROM 4%
SOC 9%
M.M. 11%
OTHER 1%
FLASH 15%
MROM 60%

2001 Q4

NTD$4,324M

## Sales Breakdown by Geography


Asia
25%
America
3%
Europe
3%
Japan
69%

**2001 Q3**

**NTD$5,086M**


Asia
28%
America
9%
Europe
2%
Japan
61%

**2001 Q4**

**NTD$4,324M**

Asia : excluding Japan



## Sales Breakdown by Technology


0.32 μ m
37%
0.4 μ m +
13%
0.18 μ m
7%
0.25 μ m
43%

**2001 Q3**

**NTD$5,086M**


0.32 μ m
38%
0.4 μ m +
14%
0.18 μ m
1%
0.25 μ m
47%

**2001 Q4**

**NTD$4,324M**

# Sales Breakdown



Computer
19%
Commu.
5%
Consumer
76%


**2001 Q3**

**NTD$5,086M**



Computer
12%
Commu.
12%
Consumer
76%


**2001 Q4**

**NTD$4,324M**



# R&D Expenses



NTD$M
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1997 - 2001 CAGR = 27.91%
1997
1998
1999
2000
2001
% of Net Sales
13.9%
16.1%
11.7%
9.7%
17.9%

# Capital Expenditure



NTD$M
6,000
5,000
4,000
3,000
2,000
1,000
0
2,216
4,787
2,524
2,452
2,432
1,948
1,503
2,871
2000/Q1
2000/Q2
2000/Q3
2000/Q4
2001/Q1
2001/Q2
2001/Q3
2001/Q4




# 8″ Equivalent Wafer Out & Utilization Rate



WF OUTPUT_ PC
200,000
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
120%
100%
80%
60%
40%
20%
0%
105%
101%
105%
105%
87%
88%
76%
70%
2000/Q1
2000/Q2
2000/Q3
2000/Q4
2001/Q1
2001/Q2
2001/Q3
2001/Q4


| | Capacity | Wafer size | Process Technology/ (μm) |
|---|---|---|---|
| Fab I | 35K/month | 6" | 0.50-0.32 |
| Fab II | 42K/month | 8" | 0.25-0.15 |

## Balance Sheet Highlight

| NTD$M | 01/12/31 * | 01/09/30 | 00/12/31 | Change QoQ | Change YoY |
|---|---|---|---|---|---|
| Cash | 12,295 | 13,616 | 14,450 | -10% | -15% |
| Inventory(Net) | 7,187 | 8,263 | 5,139 | (13%) | 40% |
| Total Assets | 70,543 | 72,059 | 70,745 | (2%) | (0%) |
| Long Term Liability | 19,801 | 17,149 | 16,069 | 15% | 23% |
| Total Liabilities | 27,403 | 25,456 | 26,172 | 8% | 5% |
| Equity | 43,140 | 46,603 | 44,573 | (7%) | (3%) |
| Debt Ratio | 39% | 35% | 37% | | |

'*' Unaudited financial statements



## Net Non- Operating Loss

| NTD$M | 2001/Q4 * | 2001 * |
|---|---|---|
| Net interest expenses | (163) | (594) |
| Net loss from L-T investment | (493) | (955) |
| Casear | (227) | (406) |
| Chantek | (206) | (206) |
| Others | (60) | (343) |
| Inventory loss provision | (1,860) | (2,560) |
| Others | 3 | (97) |
| Net operating loss | (2,513) | (4,206) |

'*' Unaudited financial statements

# Inventory Breakdown

NTD$M



9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
ROM&EPROM
FLASH
LOGIC
2,214
4,114
3,814
4Q'00
3Q'01
4Q'01
4M
33%
Other
11%
16M
33%
8M
23%


Excluding raw wafer & supplies



# Cash Flow Highlight

| NTD$M | 2001 * | 2000 | Change YoY |
|---|---|---|---|
| Net Income | (866) | 10,613 | (108%) |
| Depreciation & Amorization | 7,997 | 6,045 | 32% |
| Net Cash Provided by Operating Activities | 8,857 | 15,644 | (43%) |
| Additions to long-term investments | (2,544) | (1,707) | 49% |
| Purchase of property,plant,&equipment | (8,649) | (12,125) | (29%) |
| Net Cash Used in Investing Activities | (13,273) | (13,292) | (0%) |
| Net Cash Provided by Financing Activities | 2,261 | 8,491 | (73%) |
| Net Increase in Cash & Cash Equivalents | (2,155) | 10,842 | (120%) |
| Cash & Cash Equivalents at the end of period | 12,295 | 14,450 | (15%) |
| EBITDA | 8,641 | 17,653 | (51%) |

'*' Unaudited financial statements

## Appendix 1 :
## Financial Result - Income Statement

| NTD$M | 2001/Q1 | 2001/Q2 | 2001/Q3 | 2001/Q4 * | 2001 * |
|---|---|---|---|---|---|
| Net Sales Revenue | 6,833 | 5,117 | 5,086 | 4,324 | 21,361 |
| Gross Profit | 4,045 | 2,554 | 2,167 | 1,024 | 9,791 |
| Gross Margin% | 59% | 50% | 43% | 24% | 46% |
| Operating Expenses | 1,352 | 1,380 | 1,414 | 1,388 | 5,534 |
| Operating Income | 2,693 | 1,175 | 753 | (364) | 4,256 |
| Net Non-Operating Loss | (689) | (380) | (624) | (2,513) | (4,206) |
| Income Before Taxes | 2,004 | 795 | 129 | (2,877) | 51 |
| Income Taxes | (110) | (260) | (90) | (457) | (917) |
| Net Income | 1,894 | 535 | 39 | (3,334) | (866) |
| EPS | 0.56 | 0.16 | 0.01 | (0.99) | (0.26) |

' * ' Unaudited financial statements



## Appendix 2 :
## Sales Revenue Breakdown by Product YoY


EPROM
4%
SOC
11%
M.M.
5%
OTHER
1%
FLASH
20%
MROM
59%

2000

NTD$32,238M


EPROM
5%
SOC
15%
M.M.
7%
OTHER
1%
FLASH
14%
MROM
58%

2001

NTD$21,361M

## Appendix 3 :
## Sales Breakdown by Geography YoY



Asia
24%
America
3%
Europe
3%
Japan
70%
Asia
27%
America
7%
Europe
3%
Japan
63%


| 2000 | 2001 |
|---|---|
| NTD$32,238M | NTD$21,361M |

Asia : excluding Japan



## Appendix 4 :
## Sales Breakdown by Technology YoY



0.4 μ m +
47%
0.18 μ m
9%
0.32 μ m
19%
0.25 μ m
25%
0.4 μ m +
14%
0.18 μ m
8%
0.32 μ m
41%
0.25 μ m
37%


| 2000 | 2001 |
|---|---|
| NTD$32,238M | NTD$21,361M |

For more information regarding MXIC
www.macronix.com

For all inquiries, suggestions, and comments

ir@mxic.com.tw

Integrated Solution Provider

**MACRONIX INTERNATIONAL CO., LTD.**
**STATEMENTS OF OPERATIONS**
For the periods ended December 31, 2001 and 2000
(Amounts in millions New Taiwan Dollars except per share)

| | Year Over Year Comparison Three-month Period Ended | | | | | Quarter Over Quarter Comparison Three-month Period Ended | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2001/Q4 * | | 2000/Q4 | | YoY % | 2001/Q4 * | | 2001/Q3 | | QoQ % |
| | NT$ | % | NT$ | % | % | NT$ | % | NT$ | % | % |
| Net Sales | 4,324 | 100% | 11,857 | 100% | -64% | 4,324 | 100% | 5,086 | 100% | -15% |
| Cost of Sales | (3,300) | (76%) | (4,221) | (36%) | -22% | (3,300) | (76%) | (2,919) | (57%) | 13% |
| Gross Margin | 1,024 | 24% | 7,636 | 64% | -87% | 1,024 | 24% | 2,167 | 43% | -53% |
| Operating Expenses | | | | | | | | | | |
| Sales Expense | (94) | (2%) | (148) | (1%) | -36% | (94) | (2%) | (137) | (3%) | -31% |
| Adm. Expense | (305) | (7%) | (344) | (3%) | -11% | (305) | (7%) | (277) | (5%) | 10% |
| R&D Expense | (989) | (23%) | (996) | (8%) | -1% | (989) | (23%) | (1,001) | (20%) | -1% |
| Total Operating Expense | (1,388) | (32%) | (1,488) | (13%) | -7% | (1,388) | (32%) | (1,414) | (28%) | -2% |
| Operating Income(Loss) | (364) | (8%) | 6,148 | 52% | -106% | (364) | (8%) | 753 | 15% | -148% |
| Net Non-operation Loss | (2,513) | (58%) | (742) | (6%) | 239% | (2,513) | (58%) | (624) | (12%) | 303% |
| Net Income (Loss) before Tax | (2,877) | (67%) | 5,406 | 46% | -153% | (2,877) | (67%) | 129 | 3% | -2329% |
| Income Tax Benefit | (457) | | (437) | | | (457) | | (90) | | |
| Net Income(Loss) | (3,334) | (77%) | 4,969 | 42% | -167% | (3,334) | (77%) | 39 | 1% | -8626% |
| Net Income (Loss) Per Share | (0.99) | | 1.51 | | | (0.99) | | 0.01 | | |

2001 financial results need to be audited by CPA and subject to approval of Macronix's Board of directors.
Total retroactively adjusted weighted average outstanding common shares for 2001 were 3,359 million shares compared with 3,295 million shares for 2000.

## MACRONIX INTERNATIONAL CO., LTD.
### STATEMENTS OF INCOME

For the year ended December 31, 2001 and 2000

(Amounts in thousand New Taiwan Dollars except per share)

| | The Year ended December 31,2001 * | | The Year ended December 31,2000 | |
|---|---|---|---|---|
| Description | NT$ | % | NT$ | % |
| Sales revenue | $ 21,606,027 | 101.15 | $ 32,371,235 | 100.41 |
| Less: Sales returns | (165,175) | (0.77) | (101,256) | (0.31) |
| Sales discounts | (80,131) | (0.38) | (31,997) | (0.10) |
| Net sales revenue | 21,360,721 | 100.00 | 32,237,982 | 100.00 |
| Cost of goods sold | (11,564,460) | (54.14) | (14,677,465) | (45.53) |
| Gross profit | 9,796,261 | 45.86 | 17,560,517 | 54.47 |
| Plus: Unrealized profit as of January 1 | 112,862 | 0.53 | 20,695 | 0.06 |
| Less: Unrealized profit as of September 30 | (118,249) | (0.55) | (112,862) | (0.35) |
| Realized gross profit | 9,790,874 | 45.84 | 17,468,350 | 54.19 |
| Operating expenses | | | | |
| Selling expenses | (508,996) | (2.38) | (624,425) | (1.94) |
| Administrative expenses | (1,204,158) | (5.64) | (1,219,465) | (3.78) |
| Research and development expenses | (3,821,234) | (17.89) | (3,139,021) | (9.74) |
| Total operating expenses | (5,534,388) | (25.91) | (4,982,911) | (15.46) |
| Operating income | 4,256,486 | 19.93 | 12,485,439 | 38.73 |
| Other income | | | | |
| Interest income | 481,688 | 2.26 | 512,695 | 1.59 |
| Gain on disposal of property, plant, and equipment | 21,284 | 0.10 | 15,543 | 0.05 |
| Foreign exchange gain | - | - | 84,508 | 0.26 |
| Gain on reversal of bad debt | 54,810 | 0.26 | - | - |
| Others | 130,953 | 0.61 | 62,908 | 0.20 |
| Total other income | 688,735 | 3.22 | 675,654 | 2.10 |
| Other expenses | | | | |
| Interest expense | (1,075,745) | (5.04) | (1,207,060) | (3.74) |
| Investment loss | (928,570) | (4.35) | (902,868) | (2.80) |
| Loss on disposal of property, plant, and equipment | (7,262) | (0.03) | (5,303) | (0.02) |
| Foreign exchange loss | (77,858) | (0.36) | - | - |
| Inventory loss provision | (2,559,855) | (11.98) | (76,796) | (0.24) |
| Others | (245,411) | (1.15) | (56,242) | (0.17) |
| Total other expenses | (4,894,701) | (22.91) | (2,248,269) | (6.97) |
| Income before taxes | 50,520 | 0.24 | 10,912,824 | 33.85 |
| Income tax (expense) benefit | (917,000) | (4.29) | (300,000) | (0.93) |
| Net income | $ (866,480) | (4.06) | $ 10,612,824 | 32.92 |
| Earnings per share(in New Taiwan Dollars) | | | | |
| Net income per common share | $ (0.26) | | $ 3.22 | |

Note : 2001 financial results need to be audited by CPA and subject to approval of Macronix's Board of directors.

MACRONIX INTERNATIONAL CO., LTD.
BALANCE SHEETS
December 31, 2001 and 2000
(Amounts in thousand New Taiwan Dollars)

| ASSETS | December 31,2001 NT$ | December 31,2001 % | December 31,2000 NT$ | December 31,2000 % |
|---|---|---|---|---|
| Current assets | | | | |
| Cash and cash equivalents | $ 12,295,159 | 17.43 | $ 14,450,186 | 20.43 |
| Restricted investments-current | 34,000 | 0.05 | 216,000 | 0.31 |
| Notes receivable (net) | 67,598 | 0.10 | 214,895 | 0.30 |
| Accounts receivable (net) | 2,029,500 | 2.88 | 4,423,341 | 6.25 |
| Receivable from related parties-net | 359,520 | 0.51 | 712,177 | 1.01 |
| Inventories (net) | 7,187,307 | 10.19 | 5,138,581 | 7.26 |
| Prepaid expenses | 562,031 | 0.80 | 408,873 | 0.58 |
| Deferred income taxes-current (net) | 565,270 | 0.80 | 692,930 | 0.99 |
| Other current assets | 379,735 | 0.54 | 1,181,195 | 1.67 |
| Total current assets | 23,480,120 | 33.28 | 27,438,178 | 38.79 |
| Long-term equity investments | 3,974,210 | 5.63 | 2,762,572 | 3.90 |
| Property, plant, and equipment | | | | |
| Land | 598,076 | 0.85 | 598,076 | 0.85 |
| Buildings and facility | 13,361,244 | 18.94 | 11,787,504 | 16.66 |
| Production equipment | 41,020,975 | 58.15 | 37,312,594 | 52.74 |
| Research and development equipment | 1,216,401 | 1.72 | 908,738 | 1.28 |
| Transportation equipment | 30,554 | 0.04 | 15,658 | 0.02 |
| Office furniture and fixtures | 852,335 | 1.21 | 832,279 | 1.18 |
| Leasehold improvements | 4,468 | 0.01 | 9,140 | 0.01 |
| Leased equipment | 953,225 | 1.35 | 24,946 | 0.04 |
| Total property, plant, and equipment | 58,037,278 | 82.27 | 51,488,935 | 72.78 |
| Less: Accumulated depreciation | (26,365,185) | (37.37) | (19,639,492) | (27.76) |
| Add: Construction in progress | 2,491,523 | 3.53 | 355,348 | 0.50 |
| Prepayments for equipment | 4,603,724 | 6.53 | 5,781,739 | 8.17 |
| Net property, plant, and equipment | 38,767,340 | 54.96 | 37,986,530 | 53.69 |
| Intangible assets | | | | |
| Software | 471,549 | 0.67 | 377,153 | 0.53 |
| Deferred charges | 380,033 | 0.54 | 404,459 | 0.57 |
| Total intangible assets | 851,582 | 1.21 | 781,612 | 1.10 |
| Other assets | | | | |
| Refundable deposits | 30,711 | 0.04 | 36,506 | 0.05 |
| Restricted investments-noncurrent | 1,721,801 | 2.44 | - | - |
| Deferred income taxes-noncurrent (net) | 1,537,411 | 2.18 | 1,594,072 | 2.25 |
| Other assets | 179,647 | 0.25 | 145,705 | 0.21 |
| Total other assets | 3,469,570 | 4.92 | 1,776,283 | 2.51 |
| Total assets | $ 70,542,822 | 100.00 | $ 70,745,175 | 100.00 |

| LIABILITIES & SHAREHOLDERS' EQUITY | December 31,2001 NT$ | December 31,2001 % | December 31,2000 NT$ | December 31,2000 % |
|---|---|---|---|---|
| Current liabilities | | | | |
| Short-term debt | $ - | - | $ 924,680 | 1.31 |
| Short-term notes | - | - | - | - |
| Current portion of debentures | - | - | 100,000 | 0.14 |
| Current portion of long-term debt | 2,596,131 | 3.68 | 3,159,688 | 4.47 |
| Current portion of capital lease obligations | 310,796 | 0.44 | 3,855 | 0.01 |
| Accounts payable | 1,087,606 | 1.54 | 1,574,328 | 2.23 |
| Payable to equipment suppliers | 180,661 | 0.26 | 381,381 | 0.54 |
| Income tax payable | 358,076 | 0.51 | 613,824 | 0.87 |
| Accrued expenses | 1,827,718 | 2.59 | 1,734,404 | 2.45 |
| Payable to related parties | 1,010,363 | 1.43 | 1,364,891 | 1.93 |
| Other current liabilities | 208,216 | 0.30 | 228,936 | 0.32 |
| Total current liabilities | 7,579,567 | 10.74 | 10,085,987 | 14.27 |
| Long-term liabilities | | | | |
| Long-term debt, less current portion | 5,522,854 | 7.83 | 7,410,698 | 10.48 |
| Debentures, less current portion | 1,626,766 | 2.31 | 15,313 | 0.02 |
| Capital lease obligation, less current portion | 12,651,276 | 17.93 | 8,642,843 | 12.22 |
| Total long-term liabilities | 19,800,896 | 28.07 | 16,068,854 | 22.72 |
| Other liabilities | | | | |
| Refundable deposits-in | 22,704 | 0.03 | 16,819 | 0.02 |
| Accrued pension cost | 88 | 0.00 | 88 | 0.00 |
| Total other liabilities | 22,792 | 0.03 | 16,907 | 0.02 |
| Total liabilities | 27,403,255 | 38.85 | 26,171,748 | 36.99 |
| Shareholders' equity | | | | |
| Common shares | 33,593,426 | 47.62 | 24,744,091 | 34.98 |
| Additional paid-in capital | 5,982,286 | 8.48 | 8,440,733 | 11.93 |
| Legal reserve | 1,707,054 | 2.42 | 647,015 | 0.91 |
| Special reserve | 1,425 | 0.00 | - | - |
| Retained earnings | 2,234,033 | 3.17 | 10,743,013 | 15.19 |
| Unrealized losses on long-term investment | (647,618) | (0.92) | (107,300) | (0.15) |
| Cumulative translation adjustments | 268,961 | 0.38 | 105,875 | 0.15 |
| Total shareholders' equity | 43,139,567 | 61.15 | 44,573,427 | 63.01 |
| Total liabilities and shareholders' equity | $ 70,542,822 | 100.00 | $ 70,745,175 | 100.00 |

Note : 2001 financial results need to be audited by CPA and subject to approval of Macronix's Board of directors.

**MACRONIX INTERNATIONAL CO., LTD.**
**STATEMENTS OF CASH FLOWS**
For the year ended December 31, 2001 and 2000
(Amounts in thousand New Taiwan Dollars)

| | The Year ended December 31,2001 * | The Year ended December 31,2000 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ (866,480) | $ 10,612,824 |
| Adjustments to reconcile net income to net cash provided by | | |
| Operating activities: | | |
| Depreciation | 7,435,120 | 5,654,047 |
| Bad debt expense | 9,431 | 29,647 |
| Bad debt provision (Reversal) | (54,810) | - |
| Inventory loss provision (Reversal) | 2,559,855 | 76,796 |
| Receivables from cash dividend | - | 98,404 |
| Net loss from equity investment | 954,772 | 835,283 |
| Gain on disposal of short-term investment | (26,202) | (25,415) |
| Amortization | 561,552 | 391,419 |
| Deferred income taxes | 858,121 | (96,706) |
| Gain on disposal of property, plant, and equipment | (21,284) | (15,543) |
| Loss on disposal of property, plant, and equipment | 7,262 | 5,303 |
| Net changes in operating assets and liabilities: | | |
| Accrued pension cost | 5,885 | 1,000 |
| Notes receivable | 147,297 | (140,273) |
| Accounts receivable | 2,436,485 | (1,521,655) |
| Receivables from related parties | 354,986 | (396,574) |
| Inventories | (4,605,160) | (1,641,190) |
| Other current assets | 127,660 | (90,278) |
| Prepaid expenses | (156,579) | (82,411) |
| Notes and Accounts payable | (486,722) | 374,817 |
| Payables to related parties | (200,720) | 21,569 |
| Accrued expenses | 93,314 | 1,040,558 |
| Other current liabilities | (255,748) | 348,994 |
| Income tax payable | (20,720) | 163,052 |
| Net cash provided by operating activities | 8,857,315 | 15,643,668 |
| | | |
| Cash flows from investing activities: | (1,539,801) | 774,375 |
| Decrease (increase) in restricted investments | 26,202 | 25,415 |
| Decrease (increase) in short-term investments | (2,543,642) | (1,707,414) |
| Additions to long-term equity investments | - | 12,500 |
| Proceeds from disposal of long-term equity investments | (8,648,881) | (12,125,067) |
| Purchase of property, plant, and equipment | 92,445 | 176,982 |
| Proceeds from disposal of property, plant, and equipment | 5,795 | (27,514) |
| Decrease (increase) in refundable deposits | (631,522) | (358,318) |
| Additions to intangible assets | (33,536) | (63,279) |
| Net cash used in investing activities | (13,272,940) | (13,292,320) |
| | | |
| Cash flows from financing activities: | | |
| Increase (decrease) in short-term debts | (924,680) | 900,739 |
| Increase (decrease) in short-term notes | - | (248,409) |
| Increase in refundable depoits-in | - | 88 |
| Distribution of directors and supervisors' remunerations | (190,148) | - |
| Decrease in long-term debts | (2,451,401) | (2,729,457) |
| Increase (decrease) in capital lease obligations | 1,918,394 | (3,558) |
| Increase in debentures | 3,908,433 | 6,958,050 |
| Cash received from issuance of stock and subscriptions | - | 3,613,555 |
| Net cash provided by financing activities | 2,260,598 | 8,491,008 |
| | | |
| Net increase (decrease) in cash and cash equivalents | (2,155,027) | 10,842,356 |
| Cash and cash equivalents at the beginning of period | 14,450,186 | 3,607,830 |
| Cash and cash equivalents at the end of period | $ 12,295,159 | $ 14,450,186 |

Note : 2001 financial results need to be audited by CPA and subject to approval of Macronix's Board of directors.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

**MACRONIX INTERNATIONAL CO., LTD.**

Date: February 27, 2002

By: /s/ Paul Yeh

Name: Paul Yeh

Title: Associate Vice President of Finance Center